

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 1, 2016

Eric Eichmann
Chief Executive Officer
Criteo S.A.
32 rue Blanche
Paris, France 75009

      Re: **Criteo S.A.**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 001-36153

Dear Mr. Eichmann:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications